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                        May 27, 2022

       Thomas King
       Chief Financial Officer
       American Virtual Cloud Technologies, Inc.
       1720 Peachtree Street, Suite 629
       Atlanta, GA 30309

                                                        Re: American Virtual
Cloud Technologies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 19, 2022
                                                            File No. 333-265083

       Dear Mr. King:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Olivia Bobes, Law Clerk, (202) 551-7361 or Joshua Shainess, Legal
       Branch Chief, at (202) 551-7951 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Technology
       cc:                                              Jason Simon